UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number 333-149989

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2011	December 31, 2010
PLAN ASSETS AND LIABILITIES

Total Plan Assets	$9,502,769	$8,989,852

Net Assets Available for Benefits at Fair Value	9,502,769	8,989,852

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(41,507)	(45,070)

Net Plan Assets	$9,461,262	$8,944,782

Note:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department Of Labor (DOL) Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended December 31, 2011
INCOME, EXPENSES AND TRANSFERS

ADDITIONS:
Contributions:
Participant contributions	$328,356
Employer contributions	109,224

Total contributions	437,580

Investment income:
Dividends	132,104
Net appreciation in fair value of investments	620,834
Income from Master Trust	29,808

Total investment income	782,746

Interest income on notes receivable from participants	11,817

Total additions	1,232,143

DEDUCTIONS:
Benefits paid to participants	708,537
Administrative expenses	7,126

Total deductions	715,663

NET INCREASE IN NET ASSETS	516,480

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,944,782

End of year	$9,461,262

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2011
SPECIFIC ASSETS
Employer Securities	$3,513,022
Participant Loans	$275,935

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN
(name of plan)

Date: June 25, 2012	/s/ Steven A. Rogers
Steven A. Rogers President and Chief Administrative Officer

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